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                            December 2, 2021

       Srikumar Vanamali
       Chief Executive Officer
       GEX Management, Inc.
       662 W. Camp Wisdom Road
       Dallas, Texas 75237

                                                        Re: GEX Management,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 15,
2021
                                                            Amendment No. 2 to
Form 10-K for the Fiscal Year Ended December 31, 2020
                                                            Filed September 20,
2021
                                                            Form 10-Q for the
Period Ended June 30, 2021
                                                            Filed August 23,
2021
                                                            File No. 001-38288

       Dear Mr. Vanamali:

              We have reviewed your September 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 2, 2021 letter.

       Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control Over Financial Reporting, page 12

   1. As indicated in our prior comment 4, please revise to state your conclusion about your "internal controls
over financial reporting" at December 31, 2020 as required by
                                                        Item 308(a)(3) of
Regulation S-K.
       Form 10-Q for the Period Ended June 30, 2021
 Srikumar Vanamali
GEX Management, Inc.
December 2, 2021
Page 2

Financial Statements, page 3

2. Please revise to provide an analysis of changes in shareholders' equity in the appropriate form prescribed by Rule 3-04 of Regulation S-X. Refer to Rule 8-03(a)(5) of
         Regulation S-X. Note this is required in all interim and annual period filings.
Notes to the Condensed Consolidated Financial Statements, page 8

3. Based on your response to prior comment 2, it appears "merchant cash advances" is the predominant obligation you have. Accordingly, please disclose within the notes to the financial statements the terms, conditions and status of them, including any associated defaults and related consequences. Continue to disclose this information to the extent merchant cash advances are material to your financial condition.
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSrikumar Vanamali                           Sincerely,
Comapany NameGEX Management, Inc.
                                                              Division of
Corporation Finance
December 2, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName